US Bank Tower 633 West 5th Street 37th Floor Los Angeles, CA 90071-2013 +1 213 808 5700 Main +1 213 808 5760 Fax www.dechert.com

REZA PISHVA

reza.pishva@dechert.com +1 213 808 5736 Direct +1 213 808 5760 Fax

February 28, 2014

Via EDGAR

Ms. Amy Miller

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	RBC Funds Trust (the “Trust”) SEC File Numbers: 333-111986 and 811-21475

Dear Ms. Miller:

In a telephone conversation on February 18, 2014 with Reza Pishva and Kaitlin C. Bottock, you communicated the comments of the Securities and Exchange Commission (“SEC”) staff (the “Staff”) on Post-Effective Amendment No. 59 to the Trust’s registration statement (“PEA No. 59”) filed with the SEC on December 31, 2013. PEA No. 59 was filed for the purpose of registering a new share class, Class F, of RBC Short Duration Fixed Income Fund and RBC Ultra-Short Fixed Income Fund (each, a “Fund,” and collectively, the “Funds”). We have reproduced your comments below, followed by our responses.

PROSPECTUS

1.                   Fund Summary: Fees and Expenses of the Fund

Comment:  The Staff noted that each Fund should provide the amount of the fee waiver/expense limitation in the second footnote reference to the fee table.

Response:  The requested change has been made.

2.                   Fund Summary: Principal Investment Strategies

Comment:  The Staff requested that, with respect to the reference to investments in “obligations of governments and their agencies”, each Fund consider specifying that those governments and agencies may include domestic and/or foreign governments and agencies, as applicable.

February 28, 2014 Page 2

Response:  The requested change has been made.

Comment:  The Staff requested that the Trust supplementally inform the Staff how derivatives are valued for purposes of the Funds’ 80% names rule policies.

Response:  The market values of such derivatives will be used for purposes of the Funds’ 80% policy.

Comment:  The Staff noted that mutual funds that include portfolio turnover risk as a principal investment risk generally indicate that they will employ active and frequent trading as a principal investment strategy. The Staff requested that, if active and frequent trading is a principal investment strategy, each Fund consider disclosing a reference to that strategy in its “Principal Investment Strategies” section. The Staff also requested that, if active and frequent trading is not a principal investment strategy, each Fund consider removing “Portfolio Turnover Risk” from its “Principal Risks” section.

Response:  The Registrant has confirmed that the Funds will not engage in active and frequent trading as a principal investment strategy. Nevertheless, given the Funds’ focus on short term fixed income securities, by its very nature the Funds’ portfolio will turnover and be replaced by new short term instruments to meet the Funds’ investment objectives. The Funds will make active allocation decisions by focusing on sector targets, yield curve exposure and duration of each Fund’s portfolio. As such, the Registrant believes that it is appropriate to include portfolio turnover risk as a principal investment risk.

3.                   More on the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks: Derivatives Risk

Comment:  The Staff requested that the Trust supplementally inform the Staff whether the Funds intend to engage in short sales. The Staff requested that, if each Fund expects selling securities short to represent a principal investment strategy, it include short sales in its “Principal Investment Strategy” section. The Staff also requested that the Trust consider whether each Fund should disclose dividend expense relating to securities sold short as a separate line item in its fee table.

Response:  The Registrant has confirmed that the Funds do not expect to sell securities short as part of their principal investment strategy.

February 28, 2014 Page 3

4.                   Management: Investment Advisor

Comment:  The Staff requested that the Funds consider adding more detailed information regarding the “certain administrative services” the Advisor provides to the Funds.

Response:  The disclosure has been revised to clarify that the Adviser provides certain administrative services necessary for the operation of the Funds.

5.                   Management: Portfolio Managers

Comment:  The Staff requested that per Item 10(a)(2) of Form N-1A the Funds confirm and clarify that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Funds’ portfolio.

Response:  The requested change has been made.

Statement of Additional Information

6.                   Descriptions of Securities and Investment Practices: Private Placement Securities

Comment:  The Staff requested that the Trust confirm whether the Funds presently intend to invest in securities issued by hedge funds.

Response:  The Registrant has confirmed that the Funds presently do not intend to invest in securities by hedge funds.

*      *      *

February 28, 2014 Page 4

Please do not hesitate to contact the undersigned at 213.808.5736 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Reza Pishva
Reza Pishva

cc:	Jon Rand, Dechert LLP
Lee Thoresen, RBC Global Asset Management (U.S.) Inc.